June 12, 2026

Oren Shuster
Chief Executive Officer
IM Cannabis Corp.
3606-833 Seymour Street
Vancouver, British Columbia
V6B 0G4, Canada

        Re: IM Cannabis Corp.
            Registration Statement on Form F-3
            Filed June 9, 2026
            File No. 333-296637
Dear Oren Shuster:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Ilana Levin, Esq.